30 October 2006

VIA EDGAR

Ms Angela Connell

Senior Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Abbey National plc (“Abbey National”) Form 20-F for the fiscal year ended 31 December 2005 File No. 000-25670

Dear Ms. Connell:

By letter dated 28 September 2006, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to certain disclosure items included in Abbey National’s annual report on Form 20-F for the fiscal year ended 31 December 2005, as filed with the SEC on 26 June 2006 (“Form 20-F”). In response to your comments and on behalf of Abbey National, we have provided responses to those comments and supplementary information as indicated below, including certain proposed revised disclosures for inclusion in future Form 20-F filings. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Business and Financial Review

Accounting Polices

International Financial Reporting Standards, page 97

1.

We note that you have decided to early adopt IFRS 7 and that the disclosures required by IFRS 7 related to the nature and extent of risks arising from financial instruments are provided in the Risk Management section of your Business and Financial Review. Based on the guidance in paragraphs 8-10 of IAS 1 we would not consider information disclosed in your Business and Financial Review to satisfy the disclosure requirements of IFRS as such disclosures are not a part of your financial statements. Furthermore, you disclose in the first sentence on page 59 that certain information contained in your Risk Management section has been audited, however the audit report included in your Form 20-F only references the consolidated financial statements. Therefore, please revise your financial statement notes to provide the risk disclosures required by IFRS 7.

Response

Abbey National elected to follow the alternative treatment permitted by IFRS 7 paragraph B6 to present the disclosures relating to the nature and extent of risks outside of the financial statements. Paragraph B6 states that “the disclosures required by paragraphs 31 – 42 shall be either given in the financial statements or incorporated by cross-reference from the financial statements to some other statement, such as a management commentary or risk report, that is available to users of the financial statements on the same terms as the financial statements at the same time. Without the information incorporated by cross-reference, the financial statements are incomplete.”

Accordingly, as Abbey National elected to present the IFRS 7 disclosures in the Business and Financial Review in the Form 20-F, it included a cross-reference from the financial statements to the disclosures in its Accounting Policies, International Financial Reporting Standards, on page 97, which reads “Disclosures required by IFRS 7 relating to the nature and extent of risks arising from financial instruments may be found in the Risk Management section of the Business and Financial Review on pages 59 to 73, which forms part of these financial statements.”

The audit report incorporates the IFRS 7 disclosures presented within the Risk Management section of the Business and Financial Review on the basis that the audit report refers to the financial statements which include the cross reference to the IFRS 7 disclosures noted above.

Abbey National proposes to retain this presentation in future filings.

Hedge accounting, page 100

2.	Please revise your disclosure to clarify your accounting policy for recording the effective portion of your hedging relationships. Refer to paragraph 89 of IAS 39.

Response

Abbey National proposes to include in its future filings the following clarification (indicated by underlined text) in its accounting policy on page 100. (An extract of the existing disclosures has also been included below to indicate the proposed placement of the enhanced disclosures):

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement in Other Operating Income, along with the effective portion of the changes in the fair value of the hedged item. Thus, hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from...

Notes to the Financial Statements

Note 1. Business segments, page 109

3.

Please revise to present the total cost incurred to acquire segment assets expected to be used during more than one period for both your primary and secondary business segments. Refer to paragraphs 57 and 69(c) of IAS 14.

Response

Abbey National proposes to enhance its business segments disclosures in future filings to include the following:

Capital expenditure incurred:[1]	Retail Banking £m	Insurance and Asset Management £m	Abbey Financial Markets £m	Group Infra-structure £m	Portfolio Business Unit £m	Total £m	Inter-company £m	Group Total £m
2005	186	1	3	-	139	329	-	329
2004	114	2	-	-	315	431	-	431

(1) Capital expenditure incurred on operating lease assets, other property, plant and equipment, and intangible assets.

Note 21. Securitisation of Assets, page 126

4.

Please revise to clearly disclose the nature and purpose of each of the companies discussed in Note 21 and clarify which of these companies are your consolidated special purpose securitization companies. For example, it is not clear how Holmes Funding Limited, Holmes Trustees Limited and each of the Holmes Financing companies are related.

Response

All the companies discussed in Note 21 are special purpose securitisation companies. Under IFRS, all these companies are special purpose entities as described in SIC-12 Consolidation – Special Purpose Entities, and they are consolidated by Abbey National as described in paragraph 1 of Note 21 on page 126. The description of the entities is more relevant in the context of US GAAP disclosures because not all the companies discussed in Note 21 are consolidated under US GAAP. Accordingly, Abbey National proposes to include in its future filings the following additional disclosures about those companies under US GAAP in Note 59(g) “Securitised assets” on page 184.

Abbey makes use of a type of securitisation known as a master trust structure. In this structure, a pool of assets is assigned to a trust company by the asset originator, initially funded by the originator. A funding entity acquires beneficial interests in a share of the portfolios of assets with funds borrowed from qualifying special purpose entities, which at the same time issue asset-backed securities to third-party investors. The purpose of the special purpose entities is to obtain diverse, low cost funding through the issue of asset-backed securities. The share of the pool of assets not purchased from the trust company by the funding entity is known as the beneficial interest of the originator.

Using this structure, Abbey has assigned portfolios of residential mortgages and their related security to Holmes Trustees Limited, a trust company that holds the portfolios of mortgages on trust for Abbey and Holmes Funding Limited. Holmes Funding Limited acquires beneficial interests in the portfolios of mortgages with funds borrowed from the securitisation companies Holmes Financing No.s 1-9. Holmes Financing No.s 1-9 are qualifying special purpose entities in accordance with FAS 140 and issued mortgage-backed securities to third party investors. Abbey consolidates Holmes Trustees Limited and Holmes Funding Limited. In addition, Abbey’s beneficial interest of £14.0bn in the mortgages that has not been purchased from Holmes Trustees Limited by Holmes Funding remains on balance sheet.

5.

We note that you have a retained interest in Holmes Trustees Limited in the amount of £14.0 million at December 31, 2005. You disclose that this retained interest represents the proportion of funds required to be retained in the trust as part of the master structure trust agreement. Please revise to clearly explain how this retained interest arose given that the assets transferred to these special purpose securitization companies have not been derecognised in accordance with IAS 39. In addition, please revise to clearly disclose how you have accounted for these retained interests and cite for us the authoritative guidance upon which you relied.

Response

An explanation of how the “retained interest” arose has been included in the enhanced disclosures referred to in Abbey National’s response to comment 4 above. Abbey National proposes to replace the references to “retained interests” in Note 21 with references to “beneficial interests” in future filings to avoid any potential confusion about the nature of this item.

Abbey National confirms that it does not consider that the conditions for derecognition or partial derecognition of these assets under IAS 39 have been met, and accordingly the assets of the special purpose entities have not been derecognised.

Note 28. Operating lease assets, page 132

6.

We note that you account for operating lease assets using the cost method and investment property using the fair value method. It is not clear to us why you differentiate property leased out under an operating lease from investment property. The guidance in paragraphs 3 and 8 of IAS 40 and paragraph 2(b) of IAS 17 appears to indicate that property leased out under an operating lease meets the definition of investment property and should therefore be measured in accordance with IAS 40. Given that you measure your investment property at fair value, we would expect your operating lease assets also to be measured at fair value. Please explain to us how you determined your accounting treatment for your operating lease assets and cite the authoritative literature upon which you relied.

Response

Abbey National’s operating lease assets mainly consist of trains as disclosed in Note 28 on page 132. The remaining operating lease assets consist of aircraft. As Abbey National’s operating lease assets do not consist of land or buildings, they fall outside the definition of investment property in paragraph 5 of IAS 40, which states: “Investment property is property (land or a building – or part of a building – or both) held ...”. As a result, Abbey National’s operating lease assets are measured in accordance with paragraphs 49 to 55 of IAS 17 Leases, as disclosed on the accounting policy for these assets on page 102.

Abbey National therefore proposes to retain the current accounting and related disclosures in future filings.

Note 42. Provisions, page 144.

7.

Please tell us how you considered the guidance in paragraph 87 of IAS 37 in presenting the disclosures concerning your provisions for litigation, restructuring, post retirement benefits and loyalty bonuses payable on an aggregated basis.

Response

During the preparation of the 2005 consolidated financial statements, Abbey National concluded that disclosure of these items on an aggregated basis was appropriate given the insignificant size of the individual amounts, none of which exceeded £20m. Abbey National proposes to retain the current disclosure and continue to monitor the significance of these amounts, and if the amounts become individually significant, Abbey National will consider the guidance of paragraph 87 of IAS 37 and disclose the appropriate amounts separately in future filings, if separate disclosure is required.

Note 43. Retirement benefit obligations, page 145

8.	Please revise to provide the disclosures required by paragraphs 120A(i) and (p) of IAS 19 related to your defined benefit obligations.

Response

Abbey National proposes to enhance its disclosures in Note 43 Retirement Benefit Obligations on page 145 in accordance with the comment relating to paragraph 120A(i) of IAS 19, in future filings by including the following:

Cumulative net actuarial losses of £224 million (2004: £70 million) have been recognised in the consolidated statement of recognised income and expense.

In connection with the requirements of paragraph 120A(p) of IAS 19, Abbey National elected to adopt the exemption in paragraph 20A of IFRS 1 from disclosing five years of cumulative net actuarial gains/losses, which permits a company to disclose the amounts required by paragraph 120A(p) of IAS 19 as the amounts are determined for each accounting period prospectively from the date of transition to IFRS. Accordingly, we have disclosed the amounts required by IAS 19 paragraph 120A(p) for periods commencing on or after 1 January 2004 (Abbey National’s date of transition to IFRS), i.e., as at 31 December 2004 and 31 December 2005. Abbey National therefore proposes to retain the current disclosures in future filings with the enhancement set out above.

Note 44. Contingent liabilities and commitments, page 147

9.

Please tell us how you determined that the guarantees you provide to third parties should be classified as contingent liabilities with no recognition in your financial statements rather than as financial guarantee contracts accounted for at fair value. Refer to Example 9 in Appendix C to IAS 37 and the definition of a financial guarantee contract in paragraph 9 of IAS 39.

Response

Abbey National considered the guidance in IAS 37 and its appendices in force at 31 December 2005 (i.e., prior to the amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts, which also amended the language in the appendices to IAS 37) when determining how to account for its guarantees under IFRS. Abbey National chose not to early adopt the amendments to IAS 39 and IFRS 4 – Financial Guarantee Contracts for the year ended 31 December 2005. As a result, Abbey National adopted the amendments with effect from 1 January 2006.

During the preparation of its 2005 consolidated financial statements, Abbey National considered the guidance in Example 9 in Appendix C to IAS 37. Consistent with this guidance, Abbey National concluded that the guarantees it provides to third parties meet the definition of insurance contracts in IFRS 4 Insurance Contracts. IFRS 4 permits the issuer to continue its existing accounting policies for insurance contracts if specified minimum requirements are satisfied. Abbey National determined that it had met those minimum requirements and, accordingly, continued to apply its existing accounting policies under UK GAAP to these guarantees and recognised these items as contingent liabilities as described in the accounting policies for provisions on page 105.

Note 47. Consolidated cash flow statement

c) Sale of subsidiaries, associates undertakings and businesses, page 151

10.	Please revise to disclose the information set forth in paragraph 41(a), (b) and (d) of IFRS 5.

Response

Abbey National addressed the specific disclosure requirements of paragraphs 41(a), (b) and (d) of IFRS 5 as follows:

Paragraph 41(a) - A description of the non-current asset (or disposal group)

The table in Note 47(c) includes a description of the disposed assets and liabilities. The assets and liabilities sold in 2005 are described as loans and advances, and other liabilities. The assets and liabilities sold in 2004 are described as loans and advances, deposits by banks, other liabilities, and provisions.

Paragraph 41(b) - A description of the facts and circumstances of the sale

Disclosures about the sale are set out in a table in Note 23, Investment in subsidiary undertakings, on page 128 and in Note 59(p) Discontinued operations, on page 188. The disclosures in these notes cover the same transactions as the disclosures in Note 47(c) and include the names of the entities disposed of, the nature of their businesses, the dates of their disposal and the consideration received for each sale.

Paragraph 41(d) - If applicable, the segment in which the non-current asset (or disposal group) is presented in accordance with IAS 14 Segment Reporting

The businesses sold in 2005 were all presented in accordance with IAS 14 in the Portfolio Business Unit segment. Note 1(c) on page 111 states that the businesses in the Portfolio Business Unit segment are being managed for value, although Abbey National acknowledges that it omitted to explicitly link this statement to the sale disclosures and state that the sold assets had all previously been presented in the Portfolio Business Unit segment.

Abbey National therefore proposes to retain the current disclosures in future filings and in addition include the disclosure requirements of paragraph 41(d) of IFRS related to any sales in that period in future filings. In addition, to provide greater clarity, a cross reference will be added where the required disclosures are located in another Note.

Note 54. Explanation of transition to International Financial Reporting Standards

Reconciliation of the Group income statement for the year ended 31 December 2004, page 166

11.

Please revise to provide footnote discourse explaining why certain items of profit/(loss) reported under UK GAAP differ from amounts reported in your Form 20-F for the year ended December 31, 2004. For example, it appears that differences have arisen as a result in changes in classification of minority interest and discontinued operations.

Response

There are three differences between the 2004 UK GAAP profit and loss account published in the 2004 Form 20-F and as it appears on page 166:

Discontinued operations:

The separate identification of discontinued operations in the 2004 UK GAAP profit and loss account presented on page 166 was not considered necessary because, as stated in Note 59(p) on page 188, under IFRS discontinued operations disclosures were not required for 2004 as Abbey National adopted IFRS 5 with effect from 1 January 2005 in accordance with paragraph 44 of IFRS 5.

Profit/(loss) on the sale or termination of an operation

Abbey National decided that it was appropriate to reconcile from the format required under IFRS back to related items in the UK GAAP profit and loss account. This line item is not required to be disclosed under IFRS, unlike under UK GAAP, and was therefore included within the line “Provisions for contingent liabilities and commitments.”

Minority interest:

As paragraph 81 of IAS 1 defines profit for the year before allocations to minority interest, Abbey National decided that it was appropriate to reconcile from the format required under IFRS back to related items in the UK GAAP profit and loss account.

Abbey National proposes to enhance the current disclosures to provide footnote discourse relating to these items in future filings, as applicable, as follows:

In 2004, UK GAAP required presentation on the face of the income statement of “Total operating income” of £2,644m split into continuing operations of £2,626m and discontinued operations of £18m, and “Profit/(loss) on ordinary activities before tax” of £273m split into continuing operations of £200m and discontinued operations of £73m. These disclosures were not required in 2004 under IFRS.

Further, in 2004, UK GAAP required separate presentation on the face of the income statement of the “Profit/(loss) on the sale or termination of an operation” of £(31)m. This item is not required to be disclosed separately under IFRS and is included within the line “Provisions for contingent liabilities and commitments”. For simplicity, in the UK GAAP column in the above reconciliation, this amount has been included within the line “Provisions for contingent liabilities and commitments”.

Finally, in 2004, UK GAAP required disclosure on the face of the income statement of the derivation of “Profit/(loss) for the financial year attributable to the shareholders of Abbey National plc” which consisted of “Profit/(loss) for the year” less a deduction for minority interests of £59m. This presentation is not required under

IFRS. The accounting treatment of the minority interests was unchanged by the effect of transition to IFRS in 2004.

Key impact analysis on the Opening Balance Sheet as at 1 January 2005, page 167

Explanation of material adjustments to shareholders’ equity at 1 January 2005

Non-trading derivatives, page 168

12.

Please revise to clearly disclose that you have not reflected any hedging relationships in your IFRS opening balance sheet that qualified for fair value hedge accounting under UK GAAP but not under IFRS. Refer to paragraph 29 of IFRS 1.

Response

Abbey National acknowledges the Staff’s comments and respectfully submits to the Staff that a statement of compliance with paragraph 29 of IFRS 1 is not required under IFRS. Nevertheless, in acknowledgement of the Staff’s comment, Abbey National proposes to include the following disclosures in the note on page 168 in future filings, as applicable:

Abbey National has not reflected any hedging relationships in its IFRS opening balance sheet that qualified for fair value hedge accounting under UK GAAP but not under IFRS.

Note 55. Differences between IFRS and US GAAP

Derivatives, page 175

13.

Please tell us whether you have identified any differences in your accounting for hedging transactions under IFRS as compared to US GAAP. Specifically explain how you determined that all of the hedging relationships designated as fair value hedges under IAS 39 also meet the criteria for fair value hedge classification under SFAS 133.

Response

As disclosed on page 176, due to the administrative burden associated with complying with the requirements of IAS 39 and SFAS 133 from 1 January 2005, Abbey National ceased to claim any hedge accounting for US GAAP purposes, de-designated all its hedges under US GAAP and reversed the effects of any hedge accounting claimed under IFRS in its US GAAP reconciliations. Therefore, Abbey National did not apply hedge accounting for US GAAP purposes during the year ended 31 December 2005. In accordance with paragraphs 24 and 25 of FAS 133, Abbey National ceased adjusting the hedged item for changes in fair value attributable to the risk being hedged and began amortizing the accumulated adjustment recorded as a result of applying hedge accounting.

Preference shares, page 176

14.

We note that you have classified your preference shares within stockholders’ equity under US GAAP. You disclose on page 105 that your preference shares carry a contractual obligation to transfer economic benefits or are redeemable on a specified date or at the option of shareholder. Please explain to us how you determined that such shares should be classified within equity under US GAAP based on the guidance in SFAS 150.

Response

Abbey National acknowledges that the wording in its accounting policy on page 105 may incorrectly imply that all its preference shares carry a contractual obligation to transfer economic benefits other than mandatory minimum dividends or are redeemable on a specified date or at the option of the shareholder. However, the detailed descriptions of the terms of Abbey National’s preference shares in Note 37 Other Borrowed Funds on pages 135-137 make it clear that this is not the case. None of Abbey National’s preference shares carry a contractual obligation to transfer economic benefits other than mandatory minimum dividends or are redeemable on a specified date or at the option of shareholder. Accordingly, Abbey National proposes to include in its future filings the following enhancements (indicated by underlined text) in its accounting policy on page 105, with conforming language in the description of preference shares on page 177, as follows:

Preference shares, which carry a contractual obligation to pay mandatory minimum dividends ~~transfer economic benefits, or are redeemable on a specified date or at the option of the shareholder,~~ are classified as...

Abbey National determined that its preference shares should be classified within equity under US GAAP based on the guidance in paragraphs 9-12 or SFAS 150 because they do not meet any of the requirements to be classified as liabilities set out in those paragraphs, as follows:

(i) Mandatorily Redeemable Financial Instruments

Not applicable. Abbey National’s preference shares are not mandatorily redeemable.

(ii) Obligations to Repurchase the Issuer’s Equity Shares by Transferring Assets

Not applicable. Abbey National’s preference shares do not include obligations to repurchase Abbey National’s equity shares.

(iii) Certain Obligations to Issue a Variable Number of Shares

Not applicable. Abbey National has no obligation to issue any shares.

Therefore, the preference shares are considered equity instruments under FASB Concepts 6, Elements of Financial Statements. Abbey National also considered the requirements of EITF Topic No. D-98, Classification and Measurement of Redeemable Securities, regarding the financial statement classification and measurement of securities subject to mandatory redemption requirements or whose redemption is outside the control of the issuer. None of Abbey National’s preference shares contain mandatory redemption features or redemption features that are not solely within the control of Abbey National.

Note 58. US GAAP reconciliation, page 180

15.

We note that you have disclosed a net loss under US GAAP for the year ended December 31, 2004 of £20 compared to the £68 net loss reported in your 2004 Form 20-F. You indicate in the sentence below your reconciliation that the difference in the amounts reported relates to your treatment of dividends on preference shares. Please revise to clearly explain why you have restated your 2004 US GAAP reconciliation to present your net income/(loss) without deducting preference dividends. In addition, please revise to provide the disclosures required by paragraph 37 of APB 20 with respect to this restatement.

Response

Abbey National’s 2004 US GAAP reconciliation of its income statement has not been restated. In Abbey National's 2004 Form 20-F, the US GAAP reconciliation presented a reconciliation of the “Profit attributable to the ordinary shareholders” under UK GAAP to the equivalent “Net income/(loss) available to ordinary shareholders” under US GAAP as this information is required for the calculation of earnings per share in accordance with SFAS 128. The ordinary share capital of Abbey National is now wholly owned by Banco Santander Central Hispano, S.A. and Abbey National is no longer required to calculate and present earnings per share data. The difference between the 2004 profit attributable to ordinary shareholders under US GAAP and the 2004 net income under US GAAP represents preference dividends in the amount of £48m disclosed in the US GAAP reconciliation included in the 2004 Form 20-F as filed with the SEC.

As a result, in 2005 Abbey National decided that it is more appropriate to present reconciliations of its “Profit/(loss) for the year” under IFRS to the equivalent “Net income/(loss)” under US GAAP and Abbey National added an explanation of this as a sentence below its reconciliation to enhance a reader’s understanding of the difference of presentation. Abbey National submits to the Staff that the presentation used in the 2005 Form 20-F is acceptable under Item 18 of Form 20-F and therefore do not propose to make any changes in future filings.

16.

We note that you disclose the general differences between IFRS and US GAAP with respect to certain accounting policies in Note 55. You also provide additional disclosures in differences between IFRS and US GAAP in Note 59. These disclosures, however, do not provide sufficient information to enable a reader to fully understand the individual reconciling items in your US GAAP reconciliations of net income/(loss) and shareholders’ equity. For example, you disclose various differences in the accounting policies under IFRS and US GAAP related to your insurance activities. However it is not easily discernable from these disclosures how the various reconciling items related to your insurance business were calculated. Please note that your US GAAP reconciliations of net income and shareholders’ equity should be in sufficient detail to allow an investor to determine the differences between an income statement an balance sheet prepared using IFRS (or prior GAAP) and those prepared using US GAAP. With this in mind please revise your explanatory notes accompanying your reconciliations to:

•	Clearly identify the primary differences contributing to each reconciling item,

•	Quantify individual components to the extent that various factors contributed to the reconciling item, and

•	Specifically explain how the identified differences between IFRS and US GAAP with respect to the relevant accounting policies resulted in a reconciling item.

Response

Abbey National acknowledges that it is not easily discernable from the disclosures how the various reconciling items related to its insurance business were calculated and presented in the reconciliation. The explanatory notes related to the insurance business aim to give the reader an understanding of the several differences in insurance accounting. Abbey National respectfully advises the Staff that all these differences are applicable to Abbey National and the amounts related to them are included in the reconciliation on page 180 under the captions Value of business acquired, Deferred acquisition costs, Deferred income reserve, and Insurance claims and policyholder liabilities.

Furthermore, Abbey National advises the Staff that the insurance operations were sold during 2006 and will be presented in its 2006 Form 20-F as a discontinued operation for IFRS and US GAAP. Therefore, Abbey National respectfully submits to the Staff that it did not consider it necessary to carry out a complete revision to these disclosures in its 2005 Form 20-F as this significant change to the retrospective presentation of those operations as a single “discontinued operations” line in its income statements under IFRS and US GAAP and, consequently, in its US GAAP net income reconciliations, will require it to revise the explanatory notes accompanying its reconciliations going forward.

In response to the Staff’s comment, Abbey National will also disclose in future filings a cross-reference between the items in the description of GAAP differences on pages 172 to 177 and the reconciling items presented on page 180. Abbey National submits to the staff the proposed disclosure for future filings, reflecting the addition of this cross reference, the re-ordering and relabelling of the explanatory notes to conform with their presentation in the reconciliations, and the revisions to the explanatory notes relating to the life insurance business, including their presentation as discontinued operations. Please note that the £(136)m discontinued operations GAAP difference in the income statement reconciliation proposed below represents the summation of the previous line item GAAP differences presented in the 2005 Form 20-F, as follows:

	£m	£m
Value of business acquired	(82)	5
Deferred acquisition costs	(78)	(69)
Deferred income reserve	4	(4)
Insurance claims and policyholder liabilities	20	195

Discontinued operations – life insurance business	(136)	127

Except for the life insurance explanatory notes, where the text is identical to that included in the 2005 Form 20-F, the full text has not been reproduced. With respect to the life insurance explanatory notes, the full text has been included here for clarity:

Income statement	Note	2005 £m	2004 £m
Profit/(loss) for the year – IFRS		420	(54)
US GAAP adjustments:
Goodwill	a	(533)	(9)
Other intangible assets	b	(14)	(15)
Pensions cost	c	(78)	(79)
Securities and investments	d	(66)	-
Securitised assets	e	50	30
Derivatives	f	-	54
Investment property	g	286	27
Loan origination fees and costs	h	54	12
Debt securities in issue	i	180	-
Preference shares	j	88	-
Consolidation	k	-	(49)
Derecognition of assets and liabilities	l	-	(41)
Discontinued operations – life insurance business	m	(136)	127
Other		4	(16)
Tax effect of the above adjustments		(2)	(7)
Net income/(loss) – US GAAP		253	(20)

Shareholders’ equity	Note	2005 £m	2004 £m
Shareholders’ equity – IFRS		3,110	3,720
US GAAP adjustments:
Goodwill	a	326	859
Other intangible assets	b	36	50
Pensions cost	c	603	590
Securities and investments	d	(162)	52
Securitised assets	e	331	368
Derivatives	f	-	338
Loan origination fees and costs	h	187	70
Debt securities in issue	i	734	(132)
Preference shares	j	612	-
Derecognition of assets and liabilities	k	-	(148)
Value of in-force business	n	(1,301)	(1,360)
Deferred acquisition costs	o	774	885
Policyholder liabilities	p	95	(185)
Other		21	1
Tax effect of the above adjustments		(406)	(265)
Shareholders’ equity – US GAAP		4,960	4,843

The significant differences applicable to Abbey’s Consolidated Financial Statements are summarised below.

(a) Goodwill

IFRS Under IFRS 3 “Business Combinations”, goodwill resulting from acquisitions is capitalised and tested annually for impairment...

(b) Other intangible assets

IFRS An intangible asset is a non-financial asset that does not have physical substance but is identifiable and controlled by the entity...

(c) Pension costs

IFRS For defined benefit schemes, IAS 19 Employee Benefits (IAS 19) requires pension liabilities to be determined...

(d) Securities and investments [Note: Previously entitled Financial Instruments]

IFRS Under IAS 39, from 1 January 2005, the Group classifies its financial assets in the following categories: financial assets at fair value...

(e) Securitised assets

IFRS The Group has entered into certain arrangements where undertakings have issued mortgage-backed securities or...

(f) Derivatives

IFRS Under IAS 39, from 1 January 2005, derivatives are initially recognised at fair value on the date on which a derivative contract is...

(g) Investment property

IFRS Property held for long-term rental yields and capital appreciation within the long-term insurance funds is classified as...

(h) Loan origination fees and costs

IFRS Under IAS 39, from 1 January 2005, interest income on loans is determined using the effective interest rate method. The effective interest rate is...

(i) Debt securities in issue

IFRS From 1 January 2005, under IAS 39, the Group has designated certain debt securities in issue as fair value though profit or loss...

(j) Preference shares

IFRS From 1 January 2005, preference shares are classified as financial liabilities, and presented in other borrowed funds. Preference shares...

(k) Consolidation

IFRS Subsidiaries, which are those companies and other entities (including Special Purpose Entities) in which the Group, directly or...

(l) Derecognition of assets and liabilities

IFRS From 1 January 2005, under IAS 39, a debt is removed from the balance sheet when, and only when, it is extinguished...

(m) Discontinued operations - Life insurance business

During 2006, Abbey sold its entire life insurance business, as disclosed in Note xx. As a result, under both IFRS and US GAAP, the results of the life insurance business are classified as a discontinued operation as disclosed in Note xx and Note 59(p) Discontinued operations. The results of the discontinued operations are retrospectively presented as a single line in the income statement under both IFRS and US GAAP. Consequently, the income statement GAAP differences relating to discontinued operations only affect a single income statement line and result in a single reconciling item in the US GAAP net income reconciliations. There is no change in the presentation of the assets and liabilities of the discontinued operations and therefore no change to the US GAAP shareholders’ equity reconciliations.

The following explanatory notes describe differences in insurance accounting under IFRS and US GAAP. All these differences were applicable to Abbey’s life insurance businesses and the amounts related to them are included in the reconciliations on page 180 under the income statement caption Discontinued operations – life insurance businesses. Notes 59(n), (o) and (p) set out the specific effects of the differences between IFRS and US GAAP on individual assets and liabilities.

Contract Classification

IFRS The long-term insurance business issues insurance contracts and investment contracts. Insurance contracts are those contracts that transfer significant insurance risk. Investment contracts are those contracts that carry no significant insurance risk.

A number of insurance and investment contracts contain a discretionary participation feature which entitles the holder to receive, as a supplement to guaranteed benefits, additional benefits or bonuses that are likely to be a significant portion of the total contractual benefits and whose amount or timing is contractually at the discretion of the Group and based on the performance of specified assets. Contracts containing a discretionary participation feature are referred to as participating contracts.

This is set out in more detail in “Participating or “with-profits” business” below.

Abbey accounts for insurance and investment contracts as follows:

(i) Insurance contracts and participating investment contracts using the IFRS embedded value basis of accounting used by banking groups that own life insurance operations, modified, as necessary, to comply with the requirements of IFRS. In particular, this includes a consolidation on a line-by-line basis of the life insurance business relating to these contracts into the Abbey Group financial statements, along with the present value of in-force business, which is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.

(ii) Investment contracts that are non-participating are accounted for as financial instruments in accordance with IAS 39. All of the Group’s non-participating investment contracts are unit-linked.

US GAAP Except as regards acquired blocks of business, the net present value of the profits of the in-force business is not recognised under US GAAP. Contracts which cover with-profits pension (with minimal insurance risk), unitised with-profits, unit linked policies are classified as universal life or investment contracts and accounted for in accordance with SFAS 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and Realised Gains and Losses from the Sale of Investments” and SOP 03-1 “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts”. Contracts for all other policies with significant mortality and/or morbidity risk including endowment, term and whole of life policies are accounted for in accordance with SFAS 60, “Accounting and Reporting by Insurance Enterprises.”

Revenue Recognition

IFRS Premiums received in respect of life insurance contracts and participating investment contracts are recognised as revenue when due and shown before deduction of commission. Fee and charge income is recognised in relation to investment non-participating contracts in line with the investment management service provided.

US GAAP Premiums for long-duration products are recognised as revenue when due from policyholders and the costs of claims are recognised over the contract period through the establishment of a liability for future policy benefits. For short-duration contracts, the premium is recognised over the contract period with costs or claims recognised as they occur. For long-duration contracts, the liability for future policy benefits is determined as the present value of future benefits to be paid less the present value of the net premiums to be collected. Premiums for universal life and investment contracts are applied as increases to policyholder account balances when received. Revenues derived from these policies consist of mortality charges, policy administration charges, investment management fees, and surrender charges that are deducted from the policyholder account balances. Premiums and policy charges received from customers that relate to future periods are deferred until the period to which they relate and are recorded as a deferred income liability. For limited payment contracts, the excess of the gross premium over the US GAAP net benefit premium is deferred and amortised in relation to expected future benefit payments. For investment and universal life contracts, policy charges that relate to future periods and related acquisition costs are deferred and amortised in relation to estimated gross profits. Estimated gross profits are projected on current best estimate assumptions with no provisions for adverse deviation. Costs of claims in excess of the policyholder account balance are recognised when insured events occur. To the extent that a reinsurance contract does not, despite its form, provide for indemnification of the insured by the re-insurer against loss or liability, the premium paid less the amount of the premium to be retained by the re-insurer is accounted for as a deposit by the insured company.

Participating or “with-profits” business

With-profits policies entitle the policyholder to participate in the surplus within the with-profits life fund of the insurance company, which issued the policy. Regular bonuses are determined and declared annually by the issuing company’s board of directors on the advice of the with-profits actuary. Bonuses take the form of additional benefits, which are only paid on termination of the policy. The bonuses that may be declared are highly correlated, over a period of time, to the overall performance of the underlying assets and liabilities of the fund in which the contract is invested over that same period of time.

Bonuses are designed to provide policyholders with a share of the total performance of the fund during the period of the contract broadly consistent with the “asset share” of the individual contract.

The contract for with-profits business written into the with-profits fund provides that approximately 90 per cent of the surplus arising from the net assets of the fund which is distributed is allocated to policyholders in the form of either annual bonuses or terminal bonuses, which are allocated at the end of the contract. For unitised with-profits business written into the with-profits fund, all of the surplus that is distributed is allocated to policyholders as bonus.

IFRS The Group has an obligation to pay policyholders a specified portion of all interest and realisable gains and losses arising from the assets backing participating contracts. Any amounts not yet determined as being due to policyholders are recognised as a liability.

US GAAP A liability is established for undistributed policyholder allocations. The excess of assets over liabilities in the with-profits fund is allocated to the policyholders and shareholders in accordance with the proportions prescribed by the contracts. The remaining liability comprises the obligation of the insurance company to the policyholders. Any deficit arising in the with-profit fund is provided for in full.

Deferred acquisition costs

The effect on the income statement of differences with respect to deferred acquisition costs can be found in Note (o) below.

Policyholder liabilities

The effect on the income statement of differences with respect to policyholder liabilities can be found in Note (p) below.

(n) Value of in-force business

IFRS As mentioned above, Abbey accounts for the insurance contracts and participating investment contracts using the IFRS embedded value basis of accounting used by banking groups that own life insurance operations, modified, as necessary, to comply with the requirements of IFRS. This includes recognising the present value of in force business, which is calculated by projecting future surpluses and other net cash flows attributable to the shareholder arising from business written by the balance sheet date and discounting the result at a rate which reflects the shareholders’ overall risk premium.

US GAAP Except as regards acquired blocks of business, the net present value of the profits of the in-force business is not recognised under US GAAP.

(o) Deferred acquisition costs

IFRS In relation to insurance contracts and participating contracts, the cost of acquiring new and renewal life insurance business is recognised in the IFRS embedded value calculation as incurred. In relation to investment contracts, directly incremental commissions that vary with and are related to either securing new or renewing existing non-participating investment contracts are capitalised as an intangible asset; all other costs are recognised as expenses when incurred. This asset is subsequently amortised over the period of the provision of investment management services and is reviewed for impairment in circumstances where its carrying amount may not be recoverable.

US GAAP Under US GAAP the costs incurred by the insurer in the acquisition of new and renewal life insurance business are capitalised. Acquisition costs consist principally of commissions and other variable sales costs. Deferred acquisition costs for SFAS 60 products are amortised in relation to premium income using assumptions consistent with those used in computing policyholder benefits provisions. Deferred acquisition costs related to investment and universal life contracts are amortised in proportion to the estimated gross profits arising from the contracts. On the acquisition of another insurance company, an intangible asset (value of business acquired) is recognised which represents the present value of estimated future cash flows embedded in the existing contracts acquired. The amortisation is based upon the equivalent method for amortising the deferred acquisition costs, as above.

(p) Policyholder liabilities

IFRS         Liabilities – life insurance contracts or participating investment contracts, which are not unit linked

A liability for contractual benefits that are expected to be incurred in the future is recorded when the premium is recognised. The liability is calculated by estimating the future cash flows over the duration of the in-force policies and discounting them back to the valuation date allowing for probabilities of occurrence. The liability will vary with movements in interest rates and with the cost of life insurance and annuity benefits where future mortality is uncertain. Assumptions are made in respect of all material factors affecting future cash flows, including future interest rates, mortality and costs. For conventional life and pensions business, the gross premium valuation method has been used.

Liabilities – life insurance contracts or participating investment contracts, which are unit linked

Allocated premiums in respect of unit linked contacts that are either life insurance contracts or participating investment contracts are recognised as liabilities. These liabilities are increased or reduced by the change in the unit prices and are reduced by policy administration fees, mortality and surrender charges and any withdrawals and include any amounts necessary to compensate the Group for services to be performed over future periods. The mortality charges deducted in each period from the policyholders as a group are considered adequate to cover the expected total death benefits claims in excess of the contract account balances in each period and hence no additional liability is established for these claims in excess of the contract balances. Revenue consists of fees deducted for mortality, policy administration and surrender charges. Interest or changes in the unit prices credited to the account balances and excess benefit claims in excess of the account balances incurred in the period are charged as expenses in the income statement.

Liabilities – investment contracts which are unit-linked

These contracts are accounted for as financial liabilities whose value is contractually linked to the fair values of financial assets within the Group’s unitised investment funds. The value of the unit-linked financial liabilities is determined using current unit prices multiplied by the number of units attributed to the contract holders at the balance sheet date. Their value is never less than the amount payable on surrender, discounted for the required notice period where applicable.

US GAAP For SFAS 97 defined products, the liability is represented by the policyholder’s account balance before any applicable surrender charges. Policyholder benefit liabilities for products defined by SFAS 60 are developed using the net level premiums method. Assumptions for interest, mortality, morbidity withdrawals and expenses are prepared using best estimates at date of policy issue (or date of company acquisition by Abbey, if later) plus a provision for adverse deviation based on the insurer’s experience, and are not revised unless a loss recognition event arises. In the event where future expected claim costs exceed related unearned premiums, a liability is accrued to the extent that it exceeds any unamortised acquisition costs.

Guaranteed Annuity Options

Abbey has issued a number of with-profits pensions contracts, both regular and single premium, which have a guaranteed convertibility option on maturity, fixing a minimum rate at which conversion into an immediate annuity will be made.

IFRS An estimate of the fair value of the guarantee payable to the policyholders, on a net present value basis, is provided for in the liabilities of the with profit fund.

US GAAP As a result of the adoption of SOP 03-1, an additional liability must be established if, at the expected annuitisation date, the present value of the expected annuitisation payments (plus related expenses) exceeds the projected account balance. The additional liability is calculated by accumulating that portion of the policy assessments that will exactly amount to the present value of the additional liability on the expected annuitisation date, using a range of scenarios.

Note 59. Further note disclosures on differences between IFRS and US GAAP, and certain additional US disclosures

m) Loan impairment, page 187

17.

Please revise to more clearly describe how you estimate and record impairment losses on your loan portfolio as of the balance sheet date. Specifically describe why the use of an emergence period is appropriate and the factors considered in determining the length of the emergence period for each type of loan. Describe how your methodology meets the requirements of paragraphs 58-65 and AG 85-92 of IAS 39 and specifically describe and quantify the differences between your methodology under IFRS and US GAAP.

Response

Abbey National proposes to replace the first paragraph in Note 59(m) on page 187 in its future filings with the following enhanced disclosures, which describe why the use of an emergence period is appropriate (in a separate specific paragraph on the emergence period), and the factors considered in determining the length of the emergence period for each type of loan, as follows:

Abbey maintains balance sheet provisions at the level that management deems adequate to absorb probable incurred losses in Abbey’s loan portfolio from homogeneous portfolios of assets and individually identified loans.

A provision for observed losses is established for all past due loans after a specified period of repayment default where it is probable that some of the capital will not be repaid or recovered through enforcement of any applicable security. Once a loan misses a payment (breach of contractual terms) an assessment of the likelihood of collecting the principal and overdue payments is made. This assessment is generally made using statistical techniques based on previous experience and on management judgement of economic conditions.

A provision for inherent losses is made for loan losses that have been incurred but have not been separately identified at the balance sheet date because the loan is not yet past due. An example of this situation is where a borrower is experiencing financial difficulties at the reporting date e.g. due to loss of employment, although the borrower has not yet missed a payment. In these circumstances, an impairment loss had been incurred at the reporting date. The provision for inherent losses is determined on a portfolio basis based on management’s best estimate of the current position based on past experience adjusted by current trends. These statistical techniques involve the following: (i) estimation of a period of time called the emergence period, which is discussed below, (ii) assessment of the number of accounts that go into arrears over the emergence period, and (iii) application of the provision methodology outlined for observed provisions to these accounts identified as impaired as a result of this exercise. Accounts that suffered credit deterioration after the reporting date are accordingly excluded from the statistical analysis.

The emergence period

This is the period which our statistical analysis shows to be the period in which losses, that had been incurred but have not been separately identified at the balance sheet date, become evident as the loans turn into past due. Based on our statistical analysis at 31 December 2005, the emergence period was three months for unsecured lending and twelve months for secured lending. The longer emergence period for secured lending reflects the fact that a customer is more likely to default on unsecured debt before defaulting on secured lending. The factors considered in determining the length of the emergence period for unsecured lending are recent changes in customers’ debit/credit payment profiles and credit scores. The factors considered for secured lending are the frequency and duration of exceptions from adherence to the contractual payment schedule.

Abbey National notes the Staff's comment about how its methodology meets the requirements of paragraphs 58-65 and AG 85-92 of IAS 39 and responds to each specific disclosure requirement in the Staff’s comment as follows:

Paragraph 58 - The first paragraph of Abbey National’s Accounting Policy - Impairment of financial assets on page 101 addresses this requirement.

Paragraph 59 - The first paragraph of Abbey National’s Accounting Policy - Impairment of financial assets on page 101 addresses this requirement.

Paragraphs 60 and 61 - These paragraphs are not applicable to loans.

Paragraph 62 - The third paragraph of Abbey National’s Accounting Policy - Impairment of financial assets (a) Financial assets carried at amortised cost on page 101 addresses this requirement.

Paragraph 63 - The second paragraph of Abbey National’s Accounting Policy - Impairment of financial assets (a) Financial assets carried at amortised cost on page 101 addresses this requirement.

Paragraph 64 - The first paragraph of Abbey National’s Accounting Policy - Impairment of financial assets on page 101 addresses this requirement.

Paragraph 65 - The eighth paragraph of Abbey National’s Accounting Policy - Impairment of financial assets (a) Financial assets carried at amortised cost on page 101 addresses this requirement.

AG 85 - Abbey National confirms that its process for estimating impairment considers all credit exposures, not only those of low credit quality.

AG 86 - Abbey National’s process for estimating the amount of an impairment loss results in a single impairment amount.

AG 87 - The third paragraph of Abbey National’s Accounting Policy - Impairment of financial assets on page 101 addresses this requirement.

AG 88 - Abbey National confirms that if losses are identified in individual assets that were previously assessed as part of a group of assets, these assets are removed from the group.

AG 89 - The third paragraph of Abbey National’s Accounting Policy - Impairment of financial assets on page 101 addresses this requirement.

AG 90 - Abbey National confirms that its process for estimating impairment is consistent with the example given in AG90.

AG 91 - The third paragraph of Abbey National’s Accounting Policy - Impairment of financial assets on page 101 addresses this requirement in respect of the use of relevant observable data that reflect current conditions. Abbey National also confirms that its information about historic loss rates is applied to groups that we define in a manner consistent with the groups for which the historical loss rates were observed.

AG 92 - The second paragraph of Abbey National’s Accounting Policy - Impairment of financial assets (a) Financial assets carried at amortised cost on page 101 addresses the requirement to incorporate the effect of the time value of money. Abbey National also confirms that its model considers the cash flows for all of the remaining life of the loans, and considers the age of the loans within the portfolio and does not give rise to an impairment loss on initial recognition of a financial asset.

Abbey National also notes the Staff's request to specifically describe and quantify the differences between our methodology under IFRS and US GAAP. During the transition to IFRS, Abbey National reviewed its impairment methodology and concluded that it is compliant with IFRS and US GAAP. In order to simplify the financial statements, and to avoid giving the incorrect impression that the methodology described in Note 59(m) is applied only for US GAAP purposes, Abbey National will move the revised disclosures above currently located in Note 59(m) into its Accounting Policies on page 101.

* * * *

In addition, as requested, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Should you have any questions about the responses contained herein, please contact Pierre-Marie Boury at +44-20-7614-2380 or David Green at +44-20-7756-4264.

Very truly yours,

/s/ Pierre-Marie Boury

Pierre-Marie Boury

cc:

Mr Nathan Bostock, Abbey National plc

Mr David Green, Abbey National plc

Mr Zahir Bokhari, Deloitte & Touche LLP